UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

American Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02752P 100

(CUSIP Number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person American Midstream GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,521,956 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,521,956 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,521,956 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 18.0% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, the Issuer’s general partner (the “General Partner”) and 7,940,322 Series A-l Convertible Preferred Units (“Series A-l Units”) convertible into 10,172,347 Common Units held by the General Partner.

Note 2: Based on 63,988,461 Common Units outstanding, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018 and (c) 10,172,347 Common Units issuable upon the conversion of Series A-l Units outstanding.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person AMID GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,521,956 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,521,956 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,521,956 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 18.0% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, which is approximately 14% owned by AMID GP Holdings, LLC (the “General Partner”) and 7,940,322 Series A-l Convertible Preferred Units (“Series A-l Units”) convertible into 10,172,347 Common Units held by the General Partner.

Note 2: Based on 63,988,461 Common Units outstanding, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018 and (c) 10,172,347 Common Units issuable upon the conversion of Series A-l Units outstanding.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person High Point Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,521,956 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,521,956 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,521,956 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 18.0% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC and 7,940,322 Series A-l Convertible Preferred Units (“Series A-l Units”) convertible into 10,172,347 Common Units held by the General Partner.

Note 2: Based on 63,988,491 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018 and (c) 10,172,347 Common Units issuable upon the conversion of Series A-l Units outstanding.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Magnolia Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,499,019 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,499,019 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,499,019 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.1% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 1,349,609 Common Units held by the General Partner, which is approximately 86% owned by High Point, and 618,921 Common Units held by Magnolia.

Note 2: Based on 68,346,633 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Infrastructure Holdings, LLC on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-l Units outstanding and (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person JP Energy Development, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 422,805 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 422,805 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,805 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.5% (See Note 2)
14.	Type of Reporting Person PN

Note 1: Represents 422,805 common units of the Issuer (“Common Units”) held by JP Energy Development, L.P.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Magnolia Infrastructure Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,882,480 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,882,480 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,882,480 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 47.9% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by the General Partner, which is approximately 86% owned by High Point, and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, and 618,921 Common Units held by Magnolia, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Energy Partners Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person PN

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by the General Partner, which is approximately 86% owned by High Point, and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight PEF GP V, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by the General Partner, which is approximately 86% owned by High Point, and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Capital Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by the General Partner, which is approximately 86% owned by High Point, and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by the General Partner, which is approximately 86% owned by High Point, and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,735,962 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,735,962 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,735,962 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 51.5% (See Note 2)
14.	Type of Reporting Person IN

Note 1: Represents 7,940,322 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”), convertible into 10,172,347 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,401,875 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,358,142 Common Units, 9,514,330 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,527,650 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 10,141,137 Common Units held by Magnolia Holdings, 422,805 Common Units held by JP Energy Development, L.P., 1,349,609 Common Units held by the General Partner, which is approximately 86% owned by High Point, and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 79,166,152 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 810,517 Common Units issued to Magnolia Holdings on December 10, 2018, (c) 10,172,347 Common Units issuable upon the conversion of Series A-1 Units outstanding, (d) 4,358,142 Common Units issuable upon the conversion of Series A-2 Units outstanding, (e) 9,527,650 Common Units issuable upon the conversion of Series C Units outstanding and (f) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

This Amendment No. 28 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016, Amendment No. 15 filed on May 18, 2016, Amendment No. 16 filed on November 3, 2016, Amendment No. 17 filed on December 6, 2016, Amendment No. 18 filed on March 8, 2017, Amendment No. 19 filed on August 18, 2017, Amendment No. 20 filed on October 12, 2017, Amendment No. 21 filed on August 20, 2018, Amendment No. 22 filed on September 28, 2018, Amendment No. 23 filed on December 6, 2018, Amendment No. 24 filed on December 11, 2018, Amendment No. 25 filed on January 3, 2019, Amendment No. 26 filed on February 19, 2019 and Amendment No. 27 filed on March 19, 2019 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following immediately after the last paragraph:

On March 28, 2019, High Point contributed 7,940,322 Series A-l Convertible Preferred Units to the General Partner as a contribution to capital (the “Series A-1 Contribution”) pursuant to the Contribution Agreement, dated as of March 28, 2019 (the “Series A-1 Contribution Agreement”), by and between High Point and the General Partner. The Series A-1 Contribution Agreement was entered into in connection with certain pre-closing transactions in connection with the Merger Agreement.

The descriptions of the Series A-1 Contribution and the Series A-1 Contribution Agreement set forth and incorporated by reference in Item 4 below are incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following immediately after the last paragraph:

Series A-1 Contribution Agreement

On March 28, 2019, High Point consummated the Series A-1 Contribution Agreement, pursuant to which High Point and the General Partner effected the Series A-1 Contribution.

The foregoing description of the Series A-1 Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Series A-1 Contribution Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in each of Items 3 and 4 regarding the Series A-1 Contribution Agreement is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

1

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2019

AMERICAN MIDSTREAM GP, LLC

By its Class A Members:

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President and

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

JP ENERGY DEVELOPMENT, L.P.

By: JP ENERGY DEVELOPMENT GP LLC, its general partner

/s/ Daniel R. Revers
Name: Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, LLC, its General Partner
By: ArcLight Capital Holdings, LLC, its Manager
By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT PEF GP V, LLC

By: ArcLight Capital Holdings, LLC, its Manager
By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Capital Contribution Agreement, dated as of March 28, 2019, by and between High Point Infrastructure Partners, LLC and American Midstream GP, LLC.